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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             ZURN INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

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
                      PENNSYLVANIA                                            25-1040754
        (State of Incorporation or Organization)                  (IRS Employer Identification no.)



           14801 QUORUM DRIVE, ADDISON, TEXAS                                 75240-7584
        (Address of Principal Executive Offices)                              (Zip Code)


 If this form relates to the registration of a class     If this form relates to the registration of a class
 of securities pursuant to Section 12(b) of the          of securities pursuant to Section 12(g) of the
 Exchange Act and is effective pursuant to General       Exchange Act and is effective pursuant to General
 Instruction A.(c), please check the following box.      Instruction A.(d), please check the following box.
 [x]                                                     [ ]
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Securities Act registration statement file number to which this form relates:

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                                                                (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

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
                  Title of Each Class                               Name of Each Exchange on Which
                  to be so Registered                               Each Class is to be Registered
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
            Preferred Share Purchase Rights                            New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On February 16, 1998, Zurn Industries, Inc. (the "Company"), U.S. Industries, Inc., a Delaware corporation ("U.S. Industries"), USI, Inc., a Delaware corporation and a wholly-owned subsidiary of U.S. Industries ("USI"), Blue Merger Corp., a Delaware corporation and a wholly-owned subsidiary of USI ("B-Corp"), and Zoro Merger Corp., a Pennsylvania corporation and a wholly-owned subsidiary of USI ("Z-Corp"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Z-Corp would merge with and into the Company (the "Zurn Merger") and B-Corp would merge with and into U.S. Industries (the "U.S. Industries Merger" and, collectively with the Zurn Merger, the "Mergers"), and the Company and U.S. Industries would thereby become wholly-owned subsidiaries of USI.

         In connection with the Merger Agreement, the Company and KeyBank National Association (as successor-in-interest to Society National Bank) (the "Rights Agent") have entered into an Amendment to Rights Agreement (the "Rights Amendment"), dated as of February 16, 1998, which amended the Rights Agreement (as amended, the "Rights Agreement"), dated as of May 28, 1996, between the Company and the Rights Agent. The Rights Amendment provides that, notwithstanding anything in the Rights Agreement to the contrary, (i) no Distribution Date (as defined in the Rights Agreement) will occur, (ii) neither U.S. Industries nor USI will be an Acquiring Person (as defined in the Rights Agreement), and (iii) no Stock Acquisition Date (as defined in the Rights Agreement) will occur solely as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby. The Rights Amendment also provides that the Rights (as defined below) will expire immediately prior to the effective time of the Zurn Merger. A summary of the Rights, as amended, follows.

                               Summary of Rights

         Effective as of May 28, 1996, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $0.50 per share (the "Common Shares"), of the Company, payable to shareholders of record on May 28, 1996. Each Right entitles the holder thereof, until the earliest of May 26, 2006, the redemption of the Rights, or the time immediately prior to the effective time of the Zurn Merger (the earliest of such events being the "Expiration Date"), to buy one one-fourth of a share of Second Series Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at an exercise price of $90 per one one-fourth of a share, subject to adjustment. The Rights represented by the certificates for Common Shares, are not exercisable, and are not transferable apart from the Common Shares, until the earlier of the tenth day after the announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth day after a person commences, or announces an intention to commence, an offer the consummation of which would result in such person beneficially owning 15% or more of the Common Shares (the earlier of such dates being the "Distribution Date"). Separate certificates ("Rights Certificates") for the Rights will be mailed to holders of record of the Common Shares as of such date. The Rights could then begin trading separately from the Common Shares.

         In the event that the Company is acquired in a merger or other business combination transaction (other than the Zurn Merger pursuant to the Merger Agreement), each Right will entitle its holder to purchase, at the then-current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the then-current exercise price of the Right. Alternatively, if a person (other than U.S. Industries or USI in connection with the Merger Agreement) were to become the beneficial owner of 15% or more of the Common Shares (an "Acquiring Person"), each Right not owned by such person would become exercisable for that number of Common Shares which, at that time, would have a market value of two times the then- current exercise price of the Right.

         The preceding paragraph will not be applicable to a merger or consolidation transaction involving a tender offer or exchange offer where all the outstanding Common Shares are acquired

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at a uniform price to be paid to all shareholders with the form of consideration being uniform as to all shareholders.

         The Board of Directors of the Company (the "Board") may in its sole discretion defer the distribution of Right Certificates and the exercisability of Rights if it deems the interest of the Acquiring Person not to be adverse to the Company and its shareholders. The determination of whether an interest is "adverse" is based on the finding that (x) the Acquiring Person is involved in any court or agency proceedings such that the market for Common Shares could be subject to false or misleading influences, (y) the interest of the Acquiring Person is intended to cause the Company to repurchase the Common Shares held by the Acquiring Person or to cause pressure on the Company to enter into a transaction intended to provide the Acquiring Person with short-term financial gain or other advantage under circumstances in which the Board determines that the best long-term interests of the Company and its shareholders would not be served by such a transaction or (z) the interest of the Acquiring Person will cause a material adverse impact (including an impairment of relationships with customers or the Company's ability to compete) on the business of the Company. This discretion of the Board, however, is not operative once an Acquiring Person holds beneficially 20% or more of the Common Shares.

         The Rights are redeemable in whole, but not in part, at $0.01 per Right at any time up to ten business days after the acquisition by a person or group (other than U.S. Industries or USI in connection with the Merger Agreement) of beneficial owners of 15% or more of the Common Shares. The right to exercise the Rights terminates at the time that the Board elects to redeem the Rights. The redemption may be made effective at such time, on such basis and with such conditions as the Board may establish. Notice of redemption shall be given by mailing such notice to the registered holders of the Rights. At no time will the Rights have any voting rights.

         The exercise price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) as a result of the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) as a result of the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of Rights and number of Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split or stock dividend on, or combination of, the Common shares prior to the Distribution Date. With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price.

         Upon exercise of the Rights, no fractional Preferred Shares will be issued (other than fractions which are integral multiples of one-quarter of a share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof an adjustment in cash will be made.

         One Right became attached to each Common Share owned of record on May 28, 1996. Until the earlier of the Expiration Date or Distribution Date, all outstanding Common Shares, whether issued prior to or after May 28, 1996, will have attached Rights. The Company has reserved 3,500,000 Preferred Shares for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired.





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         The Preferred Shares purchasable upon exercise of the Rights will be junior to the Company's outstanding series of preferred stock and redeemable at a price of $360 per share or four times the current market price of Common Shares at the time of redemption. Each Preferred Share will have a minimum preferential quarterly dividend of $0.20 per share, but will be entitled to receive, in the aggregate, a dividend of four times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a minimum liquidation payment of $2.00 per share, but will be entitled to receive an aggregate liquidation payment equal to four times the payment made per Common Share. Each Preferred Share will have one vote, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive four times the amount and type of consideration received per Common Share. The rights of the Preferred Shares as to dividends and liquidation, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and redemption rights, the value of the interest in a Preferred Share purchasable upon the exercise of each Right should approximate the value of one Common Share.

         The Rights Agreement, which specifies the terms of the Rights and includes as Exhibit B thereto the form of Right Certificate, is attached hereto as an exhibit and incorporated herein by reference. The Rights Amendment is also attached hereto as an exhibit and incorporated herein by reference. The foregoing descriptions of the Rights Agreement, the Rights Amendment and the Rights are qualified by reference to such exhibits.

ITEM 2.   EXHIBITS.

                 4.1 Rights Agreement, dated as of May 28, 1996, between the Company and the Rights Agent, which includes as Exhibit B thereto the form of Right Certificate (incorporated by reference to Exhibit 1 of the Company's Form 8-A, dated May 17, 1996 (No. 001-05502)).

                 4.2 Amendment to Right Agreement, dated as of February 16, 1998, between the Company and the Rights Agent.





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        ZURN INDUSTRIES, INC.


Date:  February 27, 1998                /s/ George W. Hanthorn
                                        ----------------------------
                                            George W. Hanthorn
                                            Vice President -
                                            General Counsel and Secretary





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                                    Exhibits


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   4.1      Rights Agreement, dated as of May 28, 1996, between the Company and the Rights Agent, which includes as Exhibit B thereto the form of Right Certificate (incorporated by reference to
            Exhibit 1 of the Company's Form 8-A, dated May 17, 1996 (No. 001-05502)).

   4.2      Amendment to Right Agreement, dated as of February 16, 1998, between the Company and the Rights
            Agent.
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